CALENERGY COMPANY, INC.
MONEY PURCHASE PENSION PLAN


Financial Statements for the Years Ended
December 31, 1997 and 1996, Supplemental
Schedules for the Year Ended December 31, 1997 and Independent Auditors' Report

CALENERGY COMPANY, INC. MONEY PURCHASE PENSION PLAN

TABLE OF CONTENTS


                                                             Page

Independent Auditors' Report                                    1

Financial Statements:

 Statements of Net Assets Available for Benefits at
 December 31, 1997 and 1996                                     2

 Statements of Changes in Net Assets Available for
 Benefits for the Years Ended December 31, 1997 and 1996        3

 Notes to Financial Statements                                 4-6

Supplemental Schedules:

 Item 27a - Schedule of Assets Held for Investment Purposes
 at December 31, 199                                            7

 Item 27d - Schedule of Reportable Transactions for the
 Year Ended December 31, 199                                    8



Supplemental Schedules not listed above are omitted because of the absence of conditions under which they are required.



Exhibit I - Independent Auditors' Consent                       9

INDEPENDENT AUDITORS' REPORT

To the CalEnergy Company, Inc.
 Money Purchase Pension Plan Committee

We have audited the accompanying statements of net assets available for benefits of CalEnergy Company, Inc. Money Purchase Pension Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
Omaha, Nebraska
June 23, 1998

CALENERGY COMPANY, INC. MONEY PURCHASE PENSION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996

                                                  1997        1996
ASSETS

Investments at fair value:
  Dreyfus GNMA Fund                             $2,050,121 $2,679,930
  Capital Preservation Fund                        128,618    201,706
  Dreyfus New Leaders Fund                         196,328    119,110
  Dreyfus Strategic Income                           3,924      3,537
  Dreyfus Disciplined Stock Fund                   138,594     69,238
  Dreyfus Appreciation Fund                        463,393    269,085
  CalEnergy Stock                                   95,442     52,431

           Total assets                          3,076,420  3,395,037

LIABILITIES

Due to CalEnergy (Note 3)                                -    120,133

         Net assets available for benefits      $3,076,420 $3,274,904


The accompanying notes are an integral part of financial statements.

CALENERGY COMPANY, INC. MONEY PURCHASE PENSION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                  1997       1996
Additions:
  Interest income                               $ 10,147   $  1,515
  Dividend income                                141,379    214,206
  Net appreciation (depreciation) in the
   fair value of investments                      98,104    (70,150)

           Total additions                       249,630    145,571

Deductions:
  Benefit payments                               419,734    308,167
  Other distributions (Note 4)                    28,380          -
  Due to CalEnergy (Note 3)                            -    120,133

           Total deductions                      448,114    428,300

           Net deductions                       (198,484)  (282,729)

Net assets available for benefits:
  Beginning of year                            3,274,904  3,557,633

  End of year                                 $3,076,420 $3,274,904


  The accompanying notes are an integral part of the financial statements.

CALENERGY COMPANY, INC. MONEY PURCHASE PENSION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996

1. DESCRIPTION OF PLAN

   The CalEnergy Company, Inc. Money Purchase Pension Plan ("the Plan") is a money purchase pension plan which was established in 1990 with an effective date of January 1, 1990. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement (the "Agreement") for a more complete description of the Plan's provisions.

   General - The Plan is a defined contribution pension plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   Participation - All employees of CalEnergy Operating Company and affiliated entities, a wholly owned subsidiary of CalEnergy Company, Inc. (the "Company"), were previously eligible to participate in the Plan after satisfying certain length-of-service requirements. By amendment to the Plan dated September 30, 1996, the employees' right to enter the Plan was terminated effective June 30, 1996. The Plan operates under the direction of an administrative committee, appointed by the Company's Board of Directors, as provided in the Agreement.

   Contributions - By amendment to the Plan dated September 30, 1996, the Company ceased employer contributions and future benefits accruals, effective for Plan years beginning after December 31, 1995.

   Vesting - All participant account balances became 100% vested as of December 31, 1995, by Amendment to the Plan dated September 30, 1996.

   Benefits - Participants are entitled to withdraw their account balances only upon retirement, death, disability or termination.

   Termination - Upon partial or full termination of the Plan, distributions will be made as specified in the Agreement.

   Trustee - The Dreyfus Trust Company ("Dreyfus") is the Plan Trustee and executes all investment transactions and recordkeeping. All investment transactions are determined based on the allocation of investments as directed by the participants. Prior to November 1996, investment transactions were directed by the administrative committee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

   Investments - The Plan's investments are stated at fair value. The Company common stock is valued at the last published sales price at the end of the Plan year. The Dreyfus Funds and the Capital Preservation Fund are valued at quoted market prices.

   The Company common stock represents shares of 3,315 and 1,557 at December 31, 1997 and 1996, respectively.

   Net Appreciation (Depreciation) in the Fair Value of Investments - The
   Plan presents in the accompanying statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Such amounts are based on the beginning of the year fair value, or cost if purchased during the year.

   Administrative Expenses - All costs of Plan administration are paid by the Company.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. DUE TO CALENERGY

   In 1995, the Company's contribution exceeded the Plan's funding requirement. This amount was repaid to the Company in 1997.

4. OTHER DISTRIBUTIONS

   Effective July 1, 1997, the accounts for employees of a subsidiary of the Company were transferred to a third party in connection with the sale of that subsidiary on June 30, 1997. Total assets transferred amounted to $28,380.

5. TAX STATUS

   The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code and, accordingly, the trust's net investment income is exempt from income taxes. In December 1996, the Plan obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. INACTIVE ACCOUNTS

   In 1997 and 1996, $381,277 and $176,768, respectively, were allocated to accounts of persons who have withdrawn from participation in the Plan, but for which disbursement has not been made. These amounts are included as a component of net assets available for benefits.

7. FUND INFORMATION

   Interest income, dividend income, net appreciation (depreciation) in the fair value of investments, and benefit payments by fund are as follows for the years ended December 31, 1997 and 1996:

                                               1997       1996
Interest income:
  Capital Preservation Fund                 $  10,059  $   1,478
  CalEnergy Common Stock                           88         37

           Total                            $  10,147  $   1,515

Dividend income:
  Dreyfus GNMA Fund                         $ 134,379  $ 198,899
  Dreyfus New Leaders Fund                      2,311      8,123
  Dreyfus Strategic Income                        255         57
  Dreyfus Disciplined Stock Fund                  742      4,522
  Dreyfus Appreciation Fund                     3,692      2,605

           Total                            $ 141,379  $ 214,206

Net appreciation (depreciation) in the
 fair value of investments:
  Dreyfus GNMA Fund                         $ (20,891) $ (67,694)
  Dreyfus New Leaders Fund                     23,101     (4,599)
  Dreyfus Strategic Income                        138         69
  Dreyfus Disciplined Stock Fund               22,836     (3,508)
  Dreyfus Appreciation Fund                    92,212        480
  CalEnergy Common Stock                      (19,292)     5,102

           Total                            $  98,104  $ (70,150)

Benefit payments:
  Capital Preservation Fund                 $ 126,892  $       -
  Dreyfus New Leaders Fund                     22,064          -
  Dreyfus Appreciation Fund                    23,722          -
  Dreyfus GNMA Fund                           247,056    308,167

                                            $ 419,734    308,167

7. RELATED PARTY TRANSACTIONS

   Certain Plan investments are shares of mutual funds managed by the Dreyfus Trust Company. The Dreyfus Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. In addition, transactions of the CalEnergy stock fund qualify as party-in-interest.

CALENERGY COMPANY, INC. MONEY PURCHASE PENSION PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997


Column A      Column B             Column C         Column D         Column E

                                Description of
                                  Investment
             Identity of     Including Collateral
          Issuer, Borrower,    Rate of Interest,
             Lessor, or       Maturity Date, Par
            Similar Party     or Maturity Value       Cost              Value

   *     Dreyfus Trust Company    GNMA Fund       $ 2,056,616        $ 2,050,121

         LaSalle National Trust    Capital
                                 Preservation
                                     Fund             128,618            128,618

   *     Dreyfus Trust Company   Appreciation
                                     Fund             420,344            463,393

   *     Dreyfus Trust Company     Strategic
                                    Income              3,898              3,924

   *     Dreyfus Trust Company    Disciplined
                                   Stock Fund         126,110            138,594

   *     Dreyfus Trust Company    New Leaders
                                     Fund             197,228            196,328

   *     CalEnergy Company, Inc.   CalEnergy
                                  Common Stock,
                                  3,315 shares        111,864             95,442

         Total Investments                         $3,044,678          3,076,420

* Party-in-interest

CALENERGY COMPANY, INC. MONEY PURCHASE PENSION PLAN
ITEM 7d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997

Series Transactions, When Aggregated, Involving an Amount in Excess of 5 percent of the Current Value of Plan Assets

  Column          Column       Column    Column    Column    Column     Column
    A               B            C         D         E         F          G

 Identity                      Number    Number    Dollar    Dollar
 of Party       Description      of        of     Value of  Value of   Net Gain
 Involved        of Asset    Purchases   Sales   Purchases   Sales     or (Loss)

* Dreyfus       GNMA Fund        11        74    $115,485   $674,917   $  6,874
  Trust

* Dreyfus      Appreciation      31         6     211,767     95,630     12,858
  Trust            Fund

  LaSalle        Capital         16         6      92,061    166,380          -
 National      Preservation
   Trust          Fund

* Dreyfus      New Leaders       19         6     150,696     86,472     (1,632)
   Trust          Fund


* Party-in-interest

                                                       EXHIBIT I


INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-30395 of CalEnergy Company, Inc. on Form S-8 of our report dated June 23, 1998, appearing in this Annual Report on Form 11-K of CalEnergy Company, Inc. Money Purchase Pension Plan for the year ended December 31, 1997.





DELOITTE & TOUCHE LLP
Omaha, Nebraska
June 26, 1998